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Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Brokerage Services, Inc.:

We have reviewed management's statements, included in the accompanying Commerce Brokerage Services, Inc. (A Wholly Owned Subsidiary of Commerce Bank) Exemption Report, in which (1) Commerce Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (2)(ii) (the Exemption Provisions); and (2) the Company stated that it met the identified Exemption Provisions throughout the year ended December 31, 2015 except as described in its Exemption Report. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Kansas City, Missouri
February 29, 2016